                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (AMENDMENT NO. 5)*


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          AMERICAN HOMESTAR CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   026651-10-9
                                 (CUSIP Number)


                                DECEMBER 31, 1998
             (Date of event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                 Page 1 of Pages

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CUSIP No. 026651-10-9                  13G                     Page 2 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Laurence A. Dawson, Jr.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a) [ ]

        (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                5      SOLE VOTING POWER

                                       478,755
                           -----------------------------------------------------
NUMBER OF                       6      SHARED VOTING POWER
SHARES
BENEFICIALLY                           459,177
OWNED BY                   -----------------------------------------------------
EACH                            7      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                 1,618,957
WITH:                      -----------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                       459,177
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,244,532
--------------------------------------------------------------------------------
    10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           12.1%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

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CUSIP No. 026651-10-9                  13G                     Page 3 of 9 Pages
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--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Dawson Adventures, Ltd.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a) [ ]

        (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                5      SOLE VOTING POWER

                                       1,392,188
                           -----------------------------------------------------
NUMBER OF                       6      SHARED VOTING POWER
SHARES
BENEFICIALLY                           0
OWNED BY                   -----------------------------------------------------
EACH                            7      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                 1,392,188
WITH:                      -----------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,392,188
--------------------------------------------------------------------------------
    10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.5%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

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CUSIP No. 026651-10-9                  13G                     Page 4 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Sandra K. Dawson
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a) [ ]

        (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                5      SOLE VOTING POWER

                                       251,986
                           -----------------------------------------------------
NUMBER OF                       6      SHARED VOTING POWER
SHARES
BENEFICIALLY                           459,177
OWNED BY                   -----------------------------------------------------
EACH                            7      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                 0
WITH:                      -----------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                       459,177
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           711,163
--------------------------------------------------------------------------------
    10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.9%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer.

                  The name of the Issuer is American Homestar Corporation.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  The Issuer's principal executive offices are located at 2450 South Shore Boulevard, Suite 300, League City, Texas 77573.

Item 2(a).        Name of Person Filing.

                  This statement is being filed on behalf of Laurence A. Dawson, Jr., Dawson Adventures, Ltd. (the "Partnership") and Sandra K. Dawson.

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  The address of the principal business office of Laurence A. Dawson, Jr., the Partnership and Sandra K. Dawson is 17919 Cedar Creek Canyon, Dallas, Texas 75252.

Item 2(c).        Citizenship.

                  Laurence A. Dawson, Jr. and Sandra K. Dawson are citizens of the United States of America. The Partnership is a Texas limited partnership.

Item 2(d).        Title of Class of Securities.

                  This statement relates to shares of Common Stock, par value $.05 per share ("Common Stock"), of the Issuer.

Item 2(e).        CUSIP Number.

                  The CUSIP No. for the shares of Common Stock is 026651-10-9.

Item 3.           Not Applicable.


Item 4.           Ownership.

                  (a)-(b) As of December 31, 1998, Laurence A. Dawson, Jr. beneficially owned 2,244,532 shares, or 12.1%, of the Common Stock. Mr. Dawson beneficially owned 1,392,188 of such shares as Managing General Partner of the Partnership; he beneficially owned 459,177 of such shares jointly with his wife, Sandra K. Dawson; and he beneficially owned 166,398 of such shares through options.

                  As of December 31, 1998, the Partnership beneficially owned 1,392,188 shares, or 7.5%, of the Common Stock.

                  As of December 31, 1998, Sandra K. Dawson beneficially owned 711,163 shares, or 3.9% of the Common Stock. Mrs. Dawson beneficially owned 251,986 of such shares by virtue of the fact that, pursuant to the terms of the Partnership's partnership agreement, Mrs. Dawson currently has the power to vote such shares. Mrs. Dawson beneficially owned 459,177 of such shares jointly with her husband, Laurence A.
                  Dawson, Jr.

                  (c) Subject to certain terms of a shareholders agreement (the "Shareholders Agreement"), which are discussed below, Laurence
                  A. Dawson, Jr. has the sole power to vote or to direct the vote of 478,755 shares of Common Stock and has shared power to vote or direct the vote of 459,177 shares of Common Stock. Mr. Dawson has sole power to dispose or to direct the disposition of 1,618,957 shares of Common Stock and has shared power to dispose or to direct the disposition of 459,177 shares of Common Stock. Mr. Dawson does not have the power to vote or to dispose of the 166,398 shares beneficially owned through options. See also Items 5-9 of page 2 hereof.

                  Subject to certain terms of the Shareholders Agreement, which are discussed below, the Partnership, through its partners, has the sole power to vote or to direct the vote of 1,392,188 shares of Common Stock. The Partnership, through its Managing General Partner, has the sole power to dispose or to direct the disposition of 1,392,188 shares of Common Stock. See also Items 5-9 of page 3 hereof.

                  Subject to certain terms of the Shareholders Agreement, which are discussed below, Sandra K. Dawson has the sole power to vote or to direct the vote of 251,986 shares of Common Stock and has shared power to vote or direct the vote of 459,177 shares of Common Stock. Mrs. Dawson does not have sole dispositive power with respect to any shares of Common Stock and has shared power to dispose or to direct the disposition of 459,177 shares of Common Stock. See also Items 5-9 of page 4 hereof.

                  Pursuant to the Shareholders Agreement, Mr. Dawson, Mrs. Dawson and the Partnership have agreed to vote their shares to elect six directors of the Issuer in accordance with the terms of the Shareholders Agreement.


Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

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Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Certain other persons may have the right to receive a portion of the proceeds from the sale of the shares of Common Stock disclosed herein. None of such persons' interests in such shares exceeds five percent of the outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

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CUSIP No. 026651-10-9                  13G                     Page 8 of 9 Pages
---------------------                                          -----------------




         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date: February 12, 1999


                                       /s/ LAURENCE A. DAWSON, JR.
                                       ------------------------------------
                                       Laurence A. Dawson, Jr.


                                       DAWSON ADVENTURES, LTD.


                                       By: /s/ LAURENCE A. DAWSON, JR.
                                          ---------------------------------
                                              Laurence A. Dawson, Jr.,
                                              Managing General Partner


                                       /s/ SANDRA K. DAWSON
                                       ------------------------------------
                                       Sandra K. Dawson

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CUSIP No. 026651-10-9                  13G                     Page 9 of 9 Pages
---------------------                                          -----------------



                                    Exhibit A

         Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth hereinbelow.


         Date: February 12, 1999



                                       /s/ LAURENCE A. DAWSON, JR.
                                       ------------------------------------
                                       Laurence A. Dawson, Jr.


                                       DAWSON ADVENTURES, LTD.


                                       By: /s/ LAURENCE A. DAWSON, JR.
                                          ---------------------------------
                                          Laurence A. Dawson, Jr.,
                                          Managing General Partner


                                       /s/ SANDRA K. DAWSON
                                       ------------------------------------
                                       Sandra K. Dawson